M. ALI PANJWANI

Partner

Direct Tel: 212-326-0820

Fax: 212-326-0806

ali.panjwani@pryorcashman.com

August 9, 2024

Via Edgar

Uwem Bassey

Jan Woo

Dave Edgar

Chris Dietz

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	zSpace, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Submitted July 22, 2024
CIK No. 0001637147
File No. 333-280427

Ladies and Gentlemen:

On behalf of our client, zSpace, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, we hereby submit in electronic form the accompanying Amendment No. 2 to Registration Statement on Form S-1 of the Company (as amended, the “Form S-1”), marked to indicate changes from the Amendment No. 1 to Registration Statement on Form S-1 that was filed with the Securities and Exchange Commission (the “Commission”) on July 22, 2024.

The Form S-1 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter dated August 2, 2024 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Form S-1. For your convenience, references in the responses to page numbers are to the marked version of the Form S-1 and to the prospectus included therein.

The Company has asked us to convey the following responses to the Staff:

Amendment No. 1 to Registration Statement on Form S-1 filed July 22, 2024

Cover Page

1.	Please disclose in the bolded header on the cover page that the selling shareholders are offering 2,219,970 shares of common stock.

Securities and Exchange Commission

August 9, 2024

Response:	In response to the Staff’s comment, the Company has revised the bolded header on the cover page of the Form S-1.

Prospectus Summary

Recent Developments and Recent Results, page 6

2.	Please revise to include a preliminary net income or loss amount or a range of net income or loss in order to balance the preliminary revenue information presented. Also, revise to explain why the information provided is preliminary.

Response:	In response to the Staff’s comment, the Company has revised the Recent Developments and Recent and Results disclosure on pages 6 – 7 of the Form S-1.

Summary Financial Data

Consolidated Statements of Operations, page 14

3.	You disclose in note (1) that unaudited pro forma as adjusted basic and diluted net loss per share were computed to give effect to the issuance of 3,000,000 shares of your common stock in this offering however, you do not appear to have included such shares in the denominator. Please revise as necessary.

Response:	In response to the Staff’s comment, the Company has revised the Pro forma as adjusted net loss per share and weighted average shares outstanding used in computing Pro forma as adjusted net loss per share, basic and diluted (unaudited)… to account for the 3,000,000 shares of common stock to be issued in this offering in the Consolidated Statements of Operations on page 15 of the Form S-1.

4.	Please tell us whether the numerator for pro forma as adjusted net loss per share contains an adjustment to eliminate any interest expense associated with the notes that convert into your common stock upon an IPO. If such adjustment is not included please revise to include or explain why it is not necessary.

Response:	In response to the Staff’s comment, the Company advises the Staff that it has included the elimination of $54,795 in accrued interest as of March 31, 2024 in the numerator for the calculation of pro forma as adjusted net loss per share pursuant to the terms of conversion of the Fiza convertible note dated March 9, 2024. As described in the following sections (pages); Controlling Stockholders (page 9), Debt and Financing Arrangements (page 75), and CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS (page 108), the principal amount of $5,000,000 will convert and all interest accrued on the note will be automatically waived if conversion occurs prior to December 31, 2024.

Use of Proceeds, page 51

5.	We note that you intend to use a portion of your net proceeds to expedite unfulfilled orders, software development, and sales and marketing. To the extent known, please revise to disclose the approximate amount of proceeds you intend to allocate toward each of the purposes identified in this section.

Response:	In response to the Staff’s comment, the Company advises the Staff that we mention on page 51 that it cannot “specify with certainty…the amounts we actually spend on the uses set forth above.” However, to address the Staff’s request, the Company has revised the disclosure to identify where the Company anticipates a majority of the proceeds will be used. The Company cannot approximate a dollar amount of proceeds that will be used for each category, as such amounts are not known with specificity.

Securities and Exchange Commission

August 9, 2024

Capitalization, page 53

6.	Please revise to include total debt liabilities in the calculation of total capitalization.

Response:	In response to the Staff’s comment, the Company has revised the calculation of Total Capitalization to include Total Debt Liabilities on the capitalization table on page 55 of the Form S-1.

Dilution, page 54

7.	Revise the second line-item in the dilution per share table to remove the words "pro forma" as this line represents historical net tangible book value (deficit) as of March 31,2024.

Response:	The Company acknowledges the Staff’s comment and has revised the referenced line item description on the dilution per share table on page 56 of the Form S-1.

Selling Stockholders

Plan of Distribution for Selling Stockholder Shares, page 115

8.	We note your disclosure that the selling securityholders may sell their securities directly or through one or more underwriters or broker-dealers. Please confirm your understanding that the retention by a selling stockholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.

Response:	In response to the Staff’s comment, the Company advises the Staff that it understands that the retention by a selling stockholder of an underwriter would constitute a material change to the Company’s plan of distribution requiring the Company to file a post-effective amendment.

Condensed Consolidated Financial Statements

Note 7. Stock-based Compensation Expense

Determination of fair value of stock options, page F-20

9.	We continue to consider your letter dated July 31, 2024 and may have further comment(s).

Response:

In response to the Staff’s oral comments on a telephone call on August 7, 2024, and a follow-up telephone call on August 8, 2024, the Company provides the following responses. The Company advises the Staff that the following responses should be reviewed in conjunction with the Company’s prior correspondence on this matter dated July 31, 2024 and the Company’s independent common stock valuation reports prepared by Carta Valuations LLC as of September 30, 2023, December 31, 2023 and March 31, 2024 included confidentially herewith (“Carta Valuations”). In the below comparisons, the Company has focused on the most recent valuation periods of December 31, 2023 and March 31, 2024 as being most relevant to the Company’s IPO activities. The information provided in the Carta Valuations, or referenced herein based on the Carta Valuations, are indicative of the information at the time of the valuation and may not be the same information as presented in the Form S-1 as submitted.

Because of the commercially sensitive nature of the information contained within this response and within the Carta Valuations, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

Request: For the referenced periods, provide a detailed analysis of factors that underly the differences in the fully marketable per share company value in each of the going concern and the IPO scenarios. Describe the assumptions that differ between the scenarios and explain how they resulted in quantifiable differences in the valuations.

Response: In determining the December 31, 2023 and March 31, 2024 valuations, the Company used a hybrid method of the Going Concern (OPM) and IPO (common stock equivalent) scenarios. The hybrid method was determined to be the appropriate method to model various exit scenarios for purposes of valuing the Company’s common stock because of the stage of development of the Company and the expected timing of an IPO, factoring in the inherent uncertainty associated with being able to complete the IPO. The resulting estimated fair value of the Company’s common stock as of December 31, 2023 and March 31, 2024 was ***** and ***** per share, respectively, on a non-marketable, minority basis. The key drivers in the fair values determined included the following:

Securities and Exchange Commission

August 9, 2024

December 31, 2023	March 31, 2024
The Company achieved $42.3 million in revenue in the last twelve months, representing 18.2% growth when compared to the prior twelve months revenue of $35.8 million;	The Company achieved $43.6 million in revenue in the last twelve months, representing 17.3% growth when compared to the prior twelve months revenue of $37.1 million;

The Company expected to exit via IPO as early as September 2024, depending on market conditions;	The Company had filed two DRS amendments based on SEC comments in March 2024 and an annual audit and SEC comments were expected in early May 2024; and
The Company had not selected a banker, but based on continued discussions, the Company expected an enterprise value of approximately ***** million; and

The Company engaged Roth Capital Partners as its lead underwriter for the planned IPO, with a target listing by mid-August and the Company submitted its Nasdaq Application. The expected enterprise value remained at approximately ***** million;

The Company converted approximately $128.6 million its existing NCNV Preferred shares and outstanding venture debt to NCNV Series 1, 2, and 3. These shares only convert in case of an IPO, otherwise they were treated as debt.

In summary, the Board determined the fair market value for each of the valuation dates was as follows. The footnote references (1) – (4) provide further details to each line item and correspond to the Staff’s other requests as provided herein.

	December 31, 2023		March 31, 2024
	Going Concern	IPO	Going Concern	IPO
Company Equity Value ($ Millions)(1) (2)	*****	*****	*****	*****

Common Value per Share
Shares	174,265	28,236,741	174,077	30,659,169
Fully Marketable Value (1) (2)	*****	*****	*****	*****
DLOM (3)	35.0%	25.0%	35.0%	18.0%
Non-marketable Fair Value	*****	*****	*****	*****
PWERM Weighting (4)	50.0%	50.0%	40.0%	60.0%
Concluded Fair Market Value	*****		*****

(1) Company Equity Value - Going Concern

Company Equity value was determined as summarized below and as more fully described in the GUIDELINE PUBLIC COMPANY METHOD CONCLUSION section (pages 12 – 17) of the Carta Valuations, submitted herewith.

Securities and Exchange Commission

August 9, 2024

•	Multiples selection - In selecting multiples, consideration was given to the Company’s performance relative to its prior expectations and to its size, growth and margins in conjunction with other quantitative and qualitative factors. As of the Valuation Dates, the Company’s historical revenue growth was high in the range implied by the guideline companies. Additionally, management indicated that the Company had performed well against forecasts in place as of the previous Valuation Date.

However, the Company's forecasted growth was low in the range of the guideline companies. The Company ranked below industry comparables in terms of size, profitability and other key operating metrics, and continued to generate significant operating losses, indicating a higher risk profile compared to publicly traded comparable companies.

Given these factors, multiples between the 25th and median of the range were considered reasonable and applied to CY 2024 and CY 2025 revenue.

•	Weighting - The Company had generally achieved its forecast targets and had anticipated meeting expectations for the then-coming year. In addition, the Company assumed that investors are generally more interested in the future performance of an investment than they are in historic performance. Consequently, full weighting was applied to forward-looking multiples.

	12/31/2023 (a)						03/31/2024 (a)
($ Millions)	Metric		Multiple	Weighting	Weighted Value		Metric	Multiple	Weighting	Weighted Value
2024 Revenue	$	*****	*****	100%	$	*****	*****	*****	50%	*****
2025 Revenue							*****	*****	50%	*****
Business enterprise value					$	*****				*****

Plus: Cash and cash equivalents						*****				*****
Market value of invested capital						*****				*****
Less: Interest-bearing liabilities (b)						*****				*****
Equity value (rounded)						*****				*****

(a) Carta Valuations pages 16 and 17, as of 12/31/23 and 03/31/24, respectively.

(b) Includes NCNV Preferred Stock liquidation value.

Securities and Exchange Commission

August 9, 2024

Request: For the referenced periods, show how the number of shares used for the fully marketable value per common share amounts were calculated and reconcile the amounts used in the going concern and the IPO scenarios as of each of the dates.

Response:

(2) Company Equity Value (IPO) and Fully Marketable Value (Going Concern and IPO)

A.	Going Concern

The Going Concern scenario assumed an equity valuation determined by the OPM which was used to determine the value of each class of the Company’s capital stock and a back-solve method based on a probability-weighted price of the preferred stock tied to its initial issuance price. To calculate the estimated fair market value of the Company’s common stock, the Black-Scholes method was used, requiring a series of variables, including the equity value of the Company, time to liquidity event, risk-free rate and volatility. For each valuation, the Company used:

	December 31, 2023	March 31, 2024
An implied company equity value of approximately;	*****	*****
A probability weighted time to exit after accounting for the Company’s approximation of the time it would take the Company to exit of;	2.00 years	2.00 years
A risk-free interest rate based on the yield of U.S. Treasury bonds as of the valuation date, a maturity which closely approximated the forecasted liquidity horizon of the Company, of; and	4.23%	4.59%
An estimate for expected volatility based on an analysis of the historical volatility of guideline public companies and factors specific to the Company.	80.00%	90.00%

OPTION PRICING MODEL RESULTS

	12/31/23			3/31/24
Share class	Share class value ($ Millions)	Shares outstanding	Fully marketable value	Share class value ($ Millions)	Shares outstanding	Fully marketable value
Preferred Series A	*****	3,874,947	*****	*****	3,874,946	*****
Common	*****	174,265	*****	*****	174,077	*****
Common $0.525 Strike	*****	938,681	*****	*****	938,671	*****
Common $2.57 Strike				*****	5,035,525	*****
Common $330 Strike	*****	3,579	*****	*****	3,571	*****
Common $600 Strike	*****	896	*****	*****	887	*****
Common $720 Strike	*****	5,484	*****	*****	5,470	*****
Common Warrants $2073.71 Strike	*****	77	*****	*****	74	*****
	*****	4,997,929		*****	10,033,221

Securities and Exchange Commission

August 9, 2024

B.	IPO

i.	Pre-IPO and IPO (as converted) Shares

	12/31/23		3/31/24
Share Class	Pre-IPO Shares	IPO (As Converted) Shares	Pre-IPO Shares	IPO (As Converted) Shares
Preferred Series A	3,874,946	3,874,946	3,874,946	3,874,946
NCNV Series 2 Preferred (i)	1,028,956	1,028,956	1,028,956	1,028,956
NCNV Series 3 Preferred (i)	8,701,252	8,701,252	8,701,252	8,701,252
NCNV Series 1 Preferred (i)	9,794,275	9,794,275	9,794,275	9,794,275
Common	174,265	174,265	174,077	174,077
Common $0.53 Strike	938,681	938,681	938,671	938,671
Proposed New Options $2.58 Strike (ii)		3,724,365
Common $2.57 Strike			5,035,525	5,035,525
Common $330 Strike	3,571	Out of Money. Will expire unexercised.	3,571	Out of Money. Will expire unexercised.
Common $600 Strike	887	Out of Money. Will expire unexercised.	887	Out of Money. Will expire unexercised.
Common $720 Strike	5,470	Out of Money. Will expire unexercised.	5,470	Out of Money. Will expire unexercised.
Common Warrants $2,073.71 Strike	74	Out of Money. Will expire unexercised.	74	Out of Money. Will expire unexercised.
Fiza $5M Convertible Note				1,111,466
TOTALS	24,522,378	28,236,741	29,557,705	30,659,169

(i) Converted at $1,000 per share original issue price

(ii) Preliminary options planned, but not yet granted.  Grant occurred on Mar 5, 2024, i.e. following row.

Securities and Exchange Commission

August 9, 2024

ii.	Company Equity Value and Fully Marketable Value

($ Millions, except per share amounts)

Metric	12/31/23 (c)	3/31/24(c)
Last twelve month ("LTM") revenue	*****	*****
Multiplied by selected IPO multiple	*****	*****
Pre-money enterprise value	*****	*****
Plus: Cash and cash equivalents	*****	*****
Plus: Proceeds from options and warrants[1]	*****	*****
Less: Interest-bearing liabilities[2]	*****	*****
Pre-money equity value (rounded)	*****	*****
Divide by shares outstanding[3]	28,236,741	30,659,169
Fully marketable value per share at public listing	*****	*****

Valuation Date	12/31/23	3/31/24
Public listing date	9/30/24	9/30/24
Years until public listing	0.75	0.5

Years of lockup period	0.5	0.5
Years until liquidity	1.25	1.0

Discount rate	20.00%	20.00%
PV factor, based on years until public listing	0.87	0.91

Discounted equity value	*****	*****
Discounted fully marketable value per share	*****	*****
Discount for lack of marketability (d)	25.00%	18.00%
Fair market value per share	*****	*****

(c) Carta Valuations pages 26 and 27, as of 12/31/23 and 03/31/24, respectively.

[1] Excludes out of the money options and warrants that will not be exercised and will expire.

[2] Excludes debt treatment from NCNV 1-3 Preferred and the $5M Fiza note as these will convert to common in the IPO.

[3] Shares outstanding is based on the conversion of NCNV Series 1-3 being converted to common at the IPO price. This figure also includes (i) for 12/31/2, new options expected to be issued as part of the IPO transaction such that the option pool represents 17% of the participating shares and (ii) for 03/31/24 the conversion of approximately $5M in a convertible note based on an 85% discount to the IPO price assuming the IPO occurs prior to December 31, 2024.

Securities and Exchange Commission

August 9, 2024

Request: For the referenced periods, explain how you determined the discount for marketability for the going concern and the IPO scenarios and how these amounts changed for each of the periods.

Response:

(3) (d) Discount for Lack of Marketability (“DLOM”) Determination

The following DLOMs for each scenario were applied to the December 31, 2023 and March 31, 2024 valuations. The DLOMs used for all scenarios reflected the Company’s then-current estimates of the time to a liquidity event.

DLOM	December 31, 2023	March 31, 2024
Going Concern	35.0%	35.0%
IPO	25.0%	18.0%

When selecting a discount for lack of marketability to be applied to the Company’s common shares, Carta Valuations LLC relied primarily on put option models as a means to satisfy the AICPA’s preference to use quantitative approaches over more subjective approaches when appropriate. Court case rulings (i.e. particularly Mandelbaum, et al v. Commissioner Internal Revenue), restricted stock studies, and IPO studies were also considered to gauge the reasonableness of the put option model results. More information on valuation adjustments is provided in the Valuation Adjustment section of the Appendix to the Carta Valuations.

The results from the selected put option model(s) are shown below.

	12/31/23		3/31/24
Metric	Going Concern(i)	IPO(ii)	Going Concern(iii)	IPO(iv)
Volatility	101.90%	80.00%	101.90%	80.00%
Risk free rate	3.84%	4.60%	4.21%	5.03%
Years until liquidity	5.00	1.25	5.00	1.00
Share class full DLOM Chaffe	59.19%	30.84%	57.82%	27.93%
Share class full DLOM Finnerty	31.72%	19.03%	31.71%	17.30%
Share class DLOM Asian Put	49.03%	21.81%	48.05%	19.50%
Selected discount for lack of marketability	35.00%	25.00%	35.00%	18.00%

(i) Carta Valuation as of 12/31/23 page 23

(ii) Carta Valuation as of 12/31/23 page 28

(iii) Carta Valuation as of 03/31/24 page 24

(iv) Carta Valuation as of 03/31/24 page 29

Securities and Exchange Commission

August 9, 2024

Request: For the requested periods, describe how you determined the weighting for the going concern and the IPO scenarios as of each of the periods. Specifically address consideration of different milestones reached in anticipation of the planned IPO.

Response:

(4) Probability Weighted Expected Return Method (“PWERM”) Weighting

In December 31, 2023 and March 31, 2024 valuations, the hybrid method and PWERM were used to address two scenarios: Going Concern and an IPO scenario. The following probability weights were assigned to the scenarios at each valuation date.

December 31, 2023	March 31, 2024
Going Concern – 50% IPO – 50%	Going Concern – 40% IPO – 60%

The relative probability of each type of future event scenario was based on an analysis of market conditions at the time, including then-current initial public offering valuations of similarly situated companies, and expectations as to the timing and likely prospects of such scenarios. More information on the PWERM equity valuation method is provided in the Equity Valuation Allocation section of the Appendix to the Carta Valuations.

Specifically, the following IPO readiness milestones were assessed in determining the probability of the IPO scenario for each valuation date. Accordingly, these weightings were placed on the IPO scenario, with the remaining percentage weighting placed on the going concern scenario. These milestones do not include Company and underwriters’ assessment of the IPO in the public capital market.

		Assessment as of
Milestone	Weighting	12/31/23	3/31/24
Evaluate the corporate governance / legal structure. Make changes to become public	7%	100%	100%
Determine type and structure of offering	5%	100%	100%
Prepare or update governance policies	2%	70%	75%
Prepare any necessary Board resolutions	2%	50%	75%
Organize and kickoff the working group team	5%	85%	100%
Select external counsel to assist with the IPO	5%	100%	100%
Analyze transaction / assess conflicts of interest	2%	75%	100%
Conduct due diligence throughout the IPO process	5%	70%	90%
Evaluate and select underwriters	5%	80%	100%
Execute any necessary compensation agreement and lock-ups	2%	40%	50%
Begin the preparation of the draft S-1	10%	75%	100%
Incorporate financial statements and corporate governing documents into S-1	15%	40%	50%
Select a financial printer	2%	100%	100%
Review and negotiate underwritering agreement	2%	0%	5%
Draft, review, and file the public registration statement	10%	0%	0%
Prepare responses to SEC comment letters	10%	0%	15%
Select transfer agent and registrar	1%	10%	20%
Prepare and present TTW, roadshow with underwriters	5%	20%	30%
Execute price offering documents	3%	0%	0%
Execute final SEC pricing and issuance filings	2%	0%	0%
Weighting Totals	100%	50%	60%

*       *       *

Securities and Exchange Commission

August 9, 2024

As it is the goal of the Company to have the Form S-1 declared effective as soon as possible, the Company would greatly appreciate the Staff’s review of the Form S-1 as promptly as practicable. If the Staff has any questions with respect to the foregoing, please contact the undersigned at (212) 326-0820.

Very truly yours,

/s/M. Ali Panjwani
M. Ali Panjwani

cc:	Mr. Paul Kellenberger
zSpace, Inc.